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                                                                       Exhibit 2

                                  PRESS RELEASE

NEWS RELEASE

CONTACTS AT THE COMPANY:
(972) 830-1800
Hugh E. Sawyer:     President and Chief Executive Officer
Michael J. Graham:  Executive Vice President and Chief Financial Officer

AEGIS RECEIVES OFFER FROM ITS PRINCIPAL STOCKHOLDERS TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK

IRVING, Texas, March 2, 2001 /PRNewswire/ -- Aegis Communications Group, Inc. (OTC Bulletin Board: AGIS) ("Aegis") announced today that it has received an offer dated March 1, 2001, from an acquisition group made up of its principal stockholders for the purchase of all of the outstanding shares of common stock of Aegis not already owned by the acquisition group at a price of $1.00 per share in cash.

Questor Partners Fund II, L.P. and certain affiliated funds ("Questor") are leading the acquisition group and are expected to provide the funding for the transaction. The acquisition group will include Thayer Equity Investors III, L.P. and certain affiliated funds ("Thayer") and is expected to include certain other significant stockholders. In recent Schedule 13D filings, Questor and Thayer indicated that in the aggregate they may be deemed to own beneficially 85,952,152 shares of Aegis, or approximately 72.2% of Aegis's shares. It is also anticipated that Thayer and certain other significant stockholders would receive approximately $10 million of cash in exchange for securities of Aegis held by such stockholders.


The offer price of $1.00 per share represents a premium of 45.3% over the closing price of the shares on March 1, 2001, and a premium of 42.3% over the average closing price for the week ending on March 1, 2001. The offer is subject to the negotiation of satisfactory stockholder arrangements among the acquisition group and other customary terms, including negotiation of a definitive merger agreement and receipt of any material third-party consents.

The offer was made to the Board of Directors of Aegis. It is expected that the Board will establish a special committee of independent directors to consider the offer. It is also expected that the special committee will engage its own financial advisor and legal counsel in connection with the transaction.

Separately, Aegis is issuing a press release regarding its fourth quarter earnings today.

Aegis Communications Group, Inc. is a leading integrated customer solutions provider of multi-channel customer relationship management and comprehensive marketing research including database management, analytical services and market intelligence to Fortune 500 and emerging e-commerce companies. Aegis recently introduced e.Care.plus(SM), a suite of Internet- based customer care services that provide enhanced customer response through client company web sites. Aegis blue-chip client list includes AT&T, American Express, BellSouth, Citibank, Verizon and other leading companies. Aegis manages and operates a national network of client service centers employing approximately 9,100 people and utilizing approximately 5,600 production workstations. Further information regarding Aegis and its services can be found on its web site at www.aegiscomgroup.com.

Aegis' Elrick and Lavidge Marketing Research division (E & L), based in Atlanta, is recognized as one of the leading firms in consumer and business-to-business research. Established in 1951, E & L provides a broad range of corporate clients with state-of-the-science marketing research measuring customer satisfaction, likelihood of customer retention, point-of-sale research, full

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service quantitative and qualitative research, segmentation and market structure and marketing services. E & L clients include Proctor & Gamble, America Online, American Century, Compaq, Hallmark and 3M, as well as e-business companies like Priceline.com. Further information regarding Elrick & Lavidge is available on its web site at www.elavidge.com.

The following is a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995: Statements contained in this document that are not based on historical facts are "forward-looking statements." Terms such as "anticipates", "believes', "estimates", "expects", "plans", "predicts", "may", "should", "will", the negative thereof and similar expressions are intended to identify forward-looking statements. Such statements are by nature subject to uncertainties and risks.




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